EXHIBIT 45
For Immediate Release
---------------------

Contacts:    Bill Ackman       or    George Sard/David Reno
             David Berkowitz         Sard Verbinnen & Co.
             Gotham Partners         (212) 687-8080
             (212) 286-0300


             OHIO COURT RULES IN FAVOR OF GOTHAM PARTNERS
            IN PROXY CHALLENGE FOR FIRST UNION REAL ESTATE

 Gotham To Proceed With Proxy Contest To Elect New Trustees Of First Union

     NEW YORK, March 27, 1998 - Gotham Partners, L.P. today announced that the Court of Common Pleas, Cuyahoga County, Ohio, has ruled against First Union Real Estate Investments' (NYSE:FUR) attempt to enjoin Gotham from presenting an alternative slate of directors for election at First Union's annual meeting and prevent Gotham from voting its shares. The First Union annual meeting is scheduled for April 14, 1998. Gotham Partners is one of First Union's largest shareholders. First Union is a stapled-stock real estate investment trust (REIT).

     In his decision, Judge Timothy J. McGinty stated:

     "The evidence adduced at this hearing demonstrated that the efforts of First Union's management following Gotham's July 14, 1997 letter were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management. First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management. All shareholders should have a fair opportunity to decide the direction of their corporation at the April 14, 1998 annual meeting."

     On July 14, 1997, Gotham sent a letter to the First Union Board of Trustees expressing its strong concerns about management and the strategic direction of the Company and requesting a meeting with the Board of Trustees. The First Union Board of Trustees refused and despite numerous subsequent efforts by Gotham has continued to refuse to address Gotham's concerns.

     William A. Ackman, a principal of Gotham Partners, said, "We are very pleased by the Court's decision and believe it is a victory for all First Union shareholders. First Union's tactics were clearly seen for what they are -- a blatant attempt to entrench senior management at all costs by disenfranchising shareholders. We intend to proceed with our efforts to elect new Trustees of First Union and look forward to the vote on April 14. If victorious, we will work hard on behalf of all shareholders to maximize the value inherent in First Union."

     Gotham is soliciting proxies to replace the entire class of three First Union Trustees up for election at this year's annual meeting, which includes First Union chairman and chief executive officer James C. Mastandrea, with Gotham nominees Ackman, David P. Berkowitz, also a principal of Gotham Partners, and James A. Williams, chairman of Michigan National Bank. Gotham is also proposing to increase the size of the First Union Board of Trustees from nine members to 15 members and to fill the six new seats with Gotham nominees. In its ruling, the Court found no grounds to invalidate any of Gotham's proposals or any of its nominees for election to the First Union Board of Trustees. If all the Gotham proposals are approved by First Union shareholders and its nominees elected, the Gotham nominees would hold nine of the 15 seats on the First Union Board.

     If elected, the Gotham nominees intend to propose changes in the senior management of First Union and explore other alternatives to maximize shareholder value.

     Gotham Partners is a private New York investment partnership.